UNITED STATES SECURITIES AND EXCHANGE COMMISSION


          Washington, D. C. 20549



                 FORM 11-K



[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


For the fiscal year ended December 31, 1993


                     OR


[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]




       Commission file number 1-8841




      FPL Group Employee Thrift Plan*
          (Full title of the plan)




              FPL GROUP, INC.
(Name of issuer of the securities held pursuant to the plan)



           700 Universe Boulevard
         Juno Beach, Florida 33408
  (Address of principal executive offices)
                 (Zip Code)



* Formerly the Employee Thrift and Retirement Savings Plan.

        INDEPENDENT AUDITORS' REPORT



EMPLOYEE BENEFITS COMMITTEE OF THE BOARD OF DIRECTORS
OF FPL GROUP, INC.:

We have audited the statements of financial condition of the FPL Group Employee Thrift Plan (the "Plan"), formerly the Employee Thrift and Retirement Savings Plan, as of December 31, 1993 and January 1, 1993, and the related statement of income and changes in net assets for the year ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial condition of the Plan at December 31, 1993 and January 1, 1993 and its income and changes in net assets for the year ended December 31, 1993 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment as of December 31, 1993, and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 1993, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1993 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




DELOITTE & TOUCHE

Miami, Florida
June 27, 1994

       FPL GROUP EMPLOYEE THRIFT PLAN
     STATEMENTS OF FINANCIAL CONDITION
   As of January 1 and December 31, 1993


                                                                                            1993
                                                                                 Beginning          End
                                                                                  of Year         of Year
ASSETS
Total noninterest-bearing cash .............................................    $      2,464    $    274,725

Receivables:
  Employer contributions ...................................................       1,715,079       1,329,930
  Income ...................................................................           1,462             993

    Total receivables ......................................................       1,716,541       1,330,923

General investments:
  Interest-bearing cash ....................................................       6,859,659       3,829,749
  Loans to participants - other ............................................      15,771,445      16,664,049
  Value of interest in master trusts .......................................     269,015,423     323,618,730

    Total general investments ..............................................     291,646,527     344,112,528

Employer-related investments:
  Employer securities held by the Plan .....................................     262,593,149     345,703,457
  Allocated Leveraged ESOP employer securities .............................     297,567,113     306,413,193

    Total employer securities ..............................................     560,160,262     652,116,650

Total assets ...............................................................     853,525,794     997,834,826

LIABILITIES

Operating payables .........................................................       2,801,636       1,021,414
Acquisition indebtedness (allocated Leveraged ESOP loan) ...................     258,009,969     256,487,256

Total liabilities ..........................................................     260,811,605     257,508,670

NET ASSETS .................................................................    $592,714,189    $740,326,156


The accompanying Notes to Financial Statements are an integral part of these statements.

       FPL GROUP EMPLOYEE THRIFT PLAN
STATEMENT OF INCOME AND CHANGES IN NET ASSETS
    For the year ended December 31, 1993



INCOME
Contributions:
  Received from employer ...................................................   $  3,621,442
  Received from participants ...............................................     40,116,523
  Noncash contributions (from employer) ....................................     13,387,660
    Total contributions ....................................................                   $ 57,125,625

Earnings on investments:
  Interest:
    Interest-bearing cash ..................................................        127,788
    Other loans (participant loans) ........................................      1,510,836
      Total interest .......................................................                      1,638,624

Common stock dividends .....................................................                     21,299,610

  Net gain on sale of assets:
    Aggregate proceeds .....................................................    139,504,917
    Aggregate carrying amount ..............................................    138,015,184
      Net gain on sale of assets ...........................................                      1,489,733

  Unrealized depreciation of assets ........................................                     22,096,634

  Net investment gain from master trusts ...................................                     28,256,788
Total income ...............................................................                    131,907,014

EXPENSES
Benefit payment and payments to provide benefits:
  Directly to participants or beneficiaries ................................     63,413,443
    Total payments to provide benefits .....................................                     63,413,443

Administrative expenses:
  Investment advisory and management fees ..................................          4,663
    Total administrative expenses ..........................................                          4,663
Total expenses .............................................................                     63,418,106

NET INCOME .................................................................                     68,488,908

TRANSFERS
Transfers to the Plan ......................................................     68,746,406
Effect of current year Leveraged ESOP activity .............................     10,376,653
Total transfers to the Plan ................................................                     79,123,059

NET ASSETS AT BEGINNING OF YEAR ............................................                    592,714,189
NET ASSETS AT END OF YEAR ..................................................                   $740,326,156


The accompanying Notes to Financial Statements are an integral part of these statements.

       FPL GROUP EMPLOYEE THRIFT PLAN
       NOTES TO FINANCIAL STATEMENTS
    For the year ended December 31, 1993


1.  Description of the Plan and Significant Accounting Policies

The Plan

As of June 1, 1993, the FPL Group Employee Thrift Plan (Group Plan) was merged into the Employee Thrift and Retirement Savings Plan. The resulting plan was renamed the FPL Group Employee Thrift Plan (Plan). The following description of the Plan provides only general information. Participating employees (Members) should refer to the Summary Plan Description in their employee handbook for a more complete description of the Plan. During the year, Mellon Bank, N.A. (Trustee) administered the trust established under the Plan (Trust) and acted as the custodian of all the Plan's investment securities.

Participation in the Plan is voluntary. Employees (other than certain union employees) are eligible to participate in the Plan on the first day of the month coincident with the completion of six continuous full months of service with Florida Power & Light Company (FPL or Company) or on the first day of any month thereafter. The Plan includes a cash or deferred compensation arrangement (Tax Saver Option) permitted by
Section 401(k) of the Internal Revenue Code of 1986, as amended
(Code). The Tax Saver Option permits a Member to elect to defer federal income taxes on all or a portion of his contributions (Tax Saver Contributions) until they are distributed from the Plan. Tax Saver Contributions were limited in 1993 to a maximum of $8,994 per Member and may be increased or decreased in future years for cost-of-living adjustments.

The Plan also includes leveraged employee stock ownership plan
(Leveraged ESOP) provisions. The Leveraged ESOP is a stock bonus plan within the meaning of Treasury Regulation Section 1.401-1(b)(1)(iii) that is qualified under Section 401(a) of the Code and is designed to invest primarily in common stock of FPL Group, Inc. (Common Stock).
The Trust purchased Common Stock from FPL Group, Inc. (FPL Group) using the proceeds of a loan (Acquisition Indebtedness) from FPL Group Capital Inc (FPL Group Capital), a subsidiary of FPL Group (see Note 3). The Common Stock acquired by the Trust is initially held in a separate account (ESOP Account). As the Acquisition Indebtedness (including interest) is repaid, each Member's account is allocated its share of Common Stock released from the ESOP Account.

The Plan provides for basic contributions by eligible employees in whole percentages from 1% to 6% of their base compensation (Earnings), which are matched 50% (100% for the first three percent of a Member's Earnings contributed as a basic Tax Saver Contribution) by the Company. The Plan also provides for supplemental contributions by Members to be made in whole percentages from 1% to 10% of their Earnings, which are not matched by the Company. All such amounts are held in trust and invested by the Trustee as directed by the investment managers (Investment Manager) of the various investment funds.

Changes to the Plan

The Employee Benefits Committee of the Board of Directors of FPL Group (Employee Benefits Committee) approved an amendment to the Plan, the provisions of which were effective as of January 1, 1993. These changes were primarily for administrative purposes and did not have a material impact on Plan benefits.

Fidelity Management Trust Company will replace Mellon Bank, N.A. as trustee and Fidelity Institutional Retirement Services Company
("Fidelity") will replace Wells Fargo Bank, N.A. as investment manager, effective January 1, 1994. Fidelity will expand the investment choices to include eleven investment options.

Loans, Contributions, Withdrawals and Transfers to (from) the Plan

A Member may borrow from his or her Plan accounts during their employment under certain conditions. At December 31, 1993, the loan interest rate was 7.5%.

The Plan's investment options during the year consisted of the following three investment funds (Funds): (1) Fund A - Capital Preservation Fund
- - - Investments in one or more fixed income agreements between FPL Group and insurance companies or other financial institutions (each being an Investment Manager), as determined from time to time by FPL Group. The rate of return on Fund A is based upon a combination of all contracts in the Fund (blended rate); (2) Fund B - Standard & Poor's 500 Equity Fund - Investments in a collective investment fund consisting of a portfolio of common stocks designed to approximate the performance of the Standard & Poor's 500 Composite Stock Price index (S&P 500
Index). The S&P 500 Index is a broad-based index of mostly large companies which operate in a wide variety of industries and market sectors. Wells Fargo Bank, N.A. is the Investment Manager for Fund B; and (3) Fund C - Company Stock Fund - Investments in Common Stock.

In 1993, the Plan utilized the same Trust, maintained by FPL Group, as was used for the Bargaining Unit Employee Thrift and Retirement
Savings Plan (FPL Bargaining Plan) and the Group Plan.  Assets of the
Plan, the FPL Bargaining Plan and the Group Plan were maintained separately with respect to Fund C, but were commingled for Funds A and B and the ESOP Account. For financial statement presentation, the assets, liabilities, net income and transfers of the ESOP Account were allocated between the Plan, the FPL Bargaining Plan and the Group
Plan (see Note 2). In addition, the Plan reports the value of its interest in the commingled fund accounts (Master Trusts) for Funds A and B.
Detailed information on assets and liabilities of the Master Trust is filed herewith (see Note 8) as well as with the U.S. Department of Labor
(DOL).

The Plan allows Members, at any time, to change their investment fund allocation for future contributions or to transfer their account balance attributable to member contributions from one fund to another. However, Members have only two elections annually to change their contribution percentage. At year end, the number of Members contributing to the Plan was 7,127. Company contributions are deposited only to the Member's account in Fund C. Forfeitures of non-vested Company contributions due to termination of Plan participation are used to reduce the amount of future Company contributions to the Plan. A Member who has attained the age of fifty-five and completed five years of service while a Member will be permitted a special, one-time election to transfer the total Company contributions made to his or her account in Fund C and any earnings thereon to Fund A. This election will not affect the investment of future Company contributions in Fund C. Once this election has been made, the amount transferred may not be redirected to another investment fund.

The value of a Member's contributions (including all income, gains and losses) is at all times 100% vested. Company contributions vest at a rate of 20% each year and are fully vested upon a Member attaining five years of service as a Member of the Plan. An employee may also receive vesting credit for prior years of service as a member of the FPL Bargaining Plan or the Group Plan. Vesting is not affected by a Member's child care leave of absence taken in accordance with Company policies and procedures. A Member will be fully vested upon retirement (as defined in the Plan), total and permanent disability, death, discontinuance of Company contributions or termination of the Plan. A Member's account balance is required to be distributed no later than April 1 of the year following the calendar year in which the Member attains age 70-1/2 or, if installment benefits commence no later than such April 1, installment payments must be made over a period which does not extend beyond the life expectancy of the Member. The payment of a lump sum deferred for a period to be determined by the Member shall be made no later than the later of five years following the Member's termination of employment or his attainment of age 65.

Withdrawals by Members from certain of their accounts during their employment are permitted with certain penalties and restrictions. The penalties limit a Member's participation in the Plan for varying periods following a withdrawal.

Transfers to (from) the Plan generally represent net transfers between the Plan and either the FPL Bargaining Plan or the Group Plan (see
Note 4). The transfers arise as a result of members relocating between affiliated entities participating in the plans.

The Plan is designed to comply with the Code, the Employee Retirement Income Security Act of 1974, as amended (ERISA) and regulations of the U.S. Department of Treasury and the DOL.

Basis of Accounting

The financial statements of the Plan are reported in accordance with the requirements of ERISA. The financial statements of the Plan report the Plan's interest in the net assets of the Master Trust. Financial statements of the Master Trust are filed herewith and directly with the DOL as required.

The financial statements of the Plan are prepared on the accrual basis of accounting. Investment income and interest income on loans to Members is recognized when earned. Contributions by Members and Company contributions are accrued on the basis of amounts withheld through payroll deductions. Distributions to Members are recorded when paid (see Note 5). Assets of the Plan are stated at market value, except loans to Members which are stated at cost and insurance and financial institution contracts which are stated at contract value, all of which approximates market value. Market value is determined using the closing market price or the last recorded bid price.

Investments

Purchases and sales of investment securities are recorded on the trade date. Gains or losses on sales of investment securities are determined using the carrying amount of the securities. The carrying amounts of securities held in Member accounts are adjusted monthly; securities held in the ESOP account (see Note 2) are adjusted annually. Unrealized appreciation or depreciation is recorded to recognize changes in market value.

2.  Employee Stock Ownership Plan Account Allocation

The assets, liabilities and net income of the ESOP Account are held in a separate account and are allocated for financial reporting purposes based on each plan's relative net assets. The allocation of net income of the ESOP account below reflects an allocation as of June 1, 1993
(date of merger of the Group Plan into the Plan) and again as of December 31, 1993 for the remaining plans. The Plan's allocation of Common Stock held by the ESOP Account (employer securities),
Acquisition Indebtedness and interest payable have been reflected in the Statements of Financial Condition, but are not available for, or the obligation of, Plan Members. The employer securities will be released from the ESOP Account and allocated to Members' accounts in satisfaction of part or all of the Company's matching contribution obligation under the Plan as the Acquisition Indebtedness is repaid (estimated to occur over a twenty year period). The Acquisition Indebtedness will be repaid from dividends on the shares acquired by the ESOP Account, as well as from cash contributions from FPL Group.
The net effect of a change in the allocation percentage from year to year is reported as a transfer to or from the plan. The value of the shares transferred from the ESOP Account to each plan are not subject to this allocated percentage, but are allocated based on the actual amount transferred.

Condensed financial statements of the ESOP Account are presented below, indicating the allocations made to each plan. The effect of current year Leveraged ESOP activity on net assets is included in transfers to the plan in the financial statements of each plan. Distributions of shares to the plans are presented as noncash contributions in the financial statements of each plan.

                                                Total ESOP      FPL Group      FPL Bargaining      The
                                                 Account           Plan            Plan            Plan
Allocation percentage .....................        100%             72%             28%

Interest-bearing cash .....................    $      5,618    $      4,037    $      1,581
Employer securities .......................     426,462,343     306,413,193     120,049,150
  Total assets ............................     426,467,961     306,417,230     120,050,731

Acquisition indebtedness ..................     356,976,000     256,487,256     100,488,744
Interest payable ..........................       1,421,547       1,021,382         400,165
  Total liabilities .......................     358,397,547     257,508,638     100,888,909

Net assets - end ..........................    $ 68,070,414    $ 48,908,592    $ 19,161,822

Contributions received from employer ......    $  7,009,484
Interest income ...........................           2,596
Dividends .................................      27,458,586
Net gain on sale of assets (1) ............       3,929,881
Unrealized appreciation of assets .........      31,337,489
  Total income ............................      69,738,036

Interest expense ..........................      34,706,747
Miscellaneous expense .....................              93
  Total expenses ..........................      34,706,840

Net income ................................      35,031,196    $ 25,023,333    $  9,802,358    $    205,505
Distribution of shares to plans ...........     (20,558,430)    (13,387,660)     (7,000,134)       (170,636)
Transfers to (from) plan ..................               -      (1,259,020)      1,977,045        (718,025)
Effect of current year Leveraged
  ESOP activity on net assets .............      14,472,766      10,376,653       4,779,269        (683,156)
Net assets - beginning ....................      53,597,648      38,531,939      14,382,553         683,156
Net assets - end ..........................    $ 68,070,414    $ 48,908,592    $ 19,161,822    $          -

(1)  Primarily represents the increase in market value since the beginning of the year of shares that were held by the ESOP
     Account and distributed to the plans during the current year.

3.  Acquisition Indebtedness

In December 1990, the Trust borrowed $360 million from FPL Group Capital to purchase approximately 12.4 million shares of Common Stock. The unallocated shares of Common Stock acquired with the proceeds of the Acquisition Indebtedness are collateral for the Acquisition Indebtedness. As principal payments are made, a percentage of

Common Stock is allocated to each Member's account and released as collateral. During 1993, 518,313 shares of Common Stock were released as collateral for the Acquisition Indebtedness. The scheduled principal repayments of the Acquisition Indebtedness for the next five years and thereafter are as follows: 1994 - $2,987,000; 1995 - $4,190,000; 1996 - $5,532,000; 1997 - $7,032,000; 1998 - $8,705,000
and thereafter - $328,530,000. The stated maturity of the Acquisition Indebtedness is 20 years bearing interest at a fixed rate of 9.69% per year and is to be repaid using dividends received on the Common Stock acquired by the ESOP Account along with cash contributions from FPL Group, which totaled $29,619,000 and $7,009,000 respectively, in 1993. See Note 2 for information on the Plan's allocation percentage of the Acquisition Indebtedness.

4.  Parties-In-Interest Transactions

Company contributions are made in Common Stock released from the ESOP Account or in cash, which is used to purchase Common Stock by the Trustee. Such amounts are reported as noncash contributions (from employer) and contributions received from employer, respectively.

All dividends received by the Plan were earned on Common Stock.
Dividends on shares held in by the ESOP Account were used to service the Acquisition Indebtedness (see Note 3). Dividends on shares held in Members' accounts were reinvested in Common Stock pursuant to FPL
Group's Dividend Reinvestment and Common Share Purchase Plan in which the Trustee participates.

In 1992, the Employee Benefits Committee approved the termination of an unrelated employee stock ownership plan for employees of FPL (Terminated Plan), effective January 1, 1993. Employees participating in the Terminated Plan were given various distribution options, including transferring their ownership interest in Common Stock in the Terminated Plan to the Plan.

5.  Reconciliation of Financial Statements to Form 5500

Generally accepted accounting principles require benefit payments to be recorded when paid. Benefit payments as reported on Form 5500 are recorded when processed and approved for payment. The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                               December 31,
                                                                                                   1993
Net assets available for benefits per the financial statements .............................   $740,326,156
Amounts allocated to withdrawing participants ..............................................    (37,883,332)
Net assets available for benefits per the Form 5500 ........................................   $702,442,824

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                                Year Ended
                                                                                               December 31,
                                                                                                   1993
Benefits paid to participants per the financial statements .................................   $ 63,413,443
Add:  Amounts allocated to withdrawing participants at December 31, 1993 ...................     16,504,008
Benefits paid to participants per the Form 5500 ............................................   $ 79,917,451

6.  Income Taxes

In January 1989, FPL received from the Internal Revenue Service (IRS) a favorable determination that the Plan, as amended and restated effective January 1, 1988, met the requirements of Section 401 of the Code. The IRS, in Revenue Procedure 93-6, has recently opened the determination process for plans which combine 401(k) or 401(m) and ESOP features, such as this Plan. The Company intends to submit applications in 1994 for favorable determinations from the IRS that the Plan, both as amended and restated effective July 16, 1990, including amendments effective January 1, 1991, and as further amended through January 1, 1994, remains qualified under

Section 401(a). If the Plan remains qualified, the Trust established thereunder will remain exempt from federal income taxes under Section 501(a) of the Code; Company contributions paid to the Trust under the Plan will be allowable federal income tax deductions of the Company subject to the conditions and limitations of Section 404 of the Code; and the Plan will meet the requirements of Section 401(k) of the Code allowing Tax Saver Contributions to be exempt from federal income tax at the time such contributions are made, provided that in operation the Plan and Trust meet the applicable provisions of the Code. In addition, FPL Group will be able to claim an income tax deduction for dividends used to repay the Acquisition Indebtedness.

Company contributions to the Plan on a Member's behalf, the Member's
Tax Saver Contributions, and earnings from the investments made with Company and Member contributions under the Plan generally are not taxable to the Member until such Company contributions, Tax Saver Contributions, and earnings from investments are distributed or withdrawn. A loan from a Member's Plan accounts generally will not represent a taxable distribution if the loan is repaid in a timely manner and does not exceed certain limitations.

7.  Expenses

All commissions, brokerage fees and expenses incident to the income or assets of the Trust or the purchase or sale of securities by the Trustee and distributions to Members and all taxes on the Trust or its income are paid by the Trust. All other expenses of the Plan, including Trustee's fees and expenses, are paid either by FPL Group (which may charge each company under the Plan its allocated share) or by each participating company and, therefore, are not reflected in the financial statements.

8.  Master Trusts

A summary of participating interest in and financial statements for the Master Trusts follows.

                                                                         Percent of Interest in Master Trust
                                                                         Beginning of 1993       End of 1993
MASTER TRUST FUND A
FPL Group Employee Thrift Plan (formerly Employee Thrift and
  Retirement Savings Plan)
EIN 59-0247775
PN 002 ................................................................        76.8%                 77.6%

Bargaining Unit Employee Thrift and Retirement Savings Plan
EIN 59-0247775
PN 003 ................................................................        21.8%                 22.4%

FPL Group Employee Thrift Plan
EIN 59-2449419
PN 002 ................................................................         1.4%                  0.0%


MASTER TRUST FUND B

FPL Group Employee Thrift Plan (formerly Employee Thrift and
  Retirement Savings Plan)
EIN 59-0247775
PN 002 ................................................................        71.4%                 72.7%

Bargaining Unit Employee Thrift and Retirement Savings Plan
EIN 59-0247775
PN 003 ................................................................        27.0%                 27.3%

FPL Group Employee Thrift Plan
EIN 59-2449419
PN 002 ................................................................         1.6%                  0.0%
/TABLE

            MASTER TRUST FUND A
     STATEMENTS OF FINANCIAL CONDITION


                                                                                           1993
                                                                                 Beginning          End
                                                                                  of Year         of Year

ASSETS
Receivables:
  Income ..................................................................    $  5,844,912     $  4,299,390
  Net transfers due from other funds ......................................               -        1,611,694

      Total receivable ....................................................       5,844,912        5,911,084

General investments:
  Interest-bearing cash ...................................................       1,394,547       41,743,474
  Value of unallocated insurance and financial institution contracts ......     237,462,832      242,105,897
  Value of interest in common/collective trusts ...........................      14,000,000       14,000,000

      Total general investments ...........................................     252,857,379      297,849,371

Total assets ..............................................................     258,702,291      303,760,455

LIABILITIES

Net transfers due to other funds ..........................................       2,162,497                -

Total liabilities .........................................................       2,162,497                -

NET ASSETS ................................................................    $256,539,794     $303,760,455
/TABLE

            MASTER TRUST FUND A
STATEMENT OF INCOME AND CHANGES IN NET ASSETS


                                                                                                    1993
INCOME
Earnings on investments:
  Interest:
    Interest-bearing cash ..................................................                    $    278,395
    Other (insurance and financial institution contracts) ..................                      19,906,940
  Net investment gain from common/collective trusts ........................                         990,481
  Net gain (loss) on sale of assets:
    Aggregate proceeds .....................................................    $224,147,001
    Aggregate costs ........................................................     224,147,001               -

Total income ...............................................................                      21,175,816

EXPENSES

Administrative
  Investment advisory and management fees ..................................                          22,640

Total expenses .............................................................                          22,640

NET INCOME .................................................................                      21,153,176

TRANSFERS
Transfers into fund ........................................................                      31,464,901
Transfers out of fund ......................................................                       5,397,416

Net transfers ..............................................................                      26,067,485

NET ASSETS AT BEGINNING OF YEAR ............................................                     256,539,794

NET ASSETS AT END OF YEAR ..................................................                    $303,760,455
/TABLE

            MASTER TRUST FUND B
     STATEMENTS OF FINANCIAL CONDITION


                                                                                            1993
                                                                                 Beginning          End
                                                                                  of Year         of Year
ASSETS
Total noninterest-bearing cash .............................................    $        876    $        261

Receivables:
  Income ...................................................................             604          96,092

    Total receivables ......................................................             604          96,092

General investments:
  Interest-bearing cash ....................................................       3,932,079       3,950,318
  Corporate stocks - common ................................................               -     118,580,636
  Value of interest in common/collective trusts ............................      98,528,474               -

    Total general investments ..............................................     102,460,553     122,530,954

  Employer-related investments - employer securities .......................               -         258,225

Total assets ...............................................................     102,462,033     122,885,532

LIABILITIES

Net transfers due to other funds ...........................................         418,366         180,674

Total liabilities ..........................................................         418,366         180,674

NET ASSETS .................................................................    $102,043,667    $122,704,858
/TABLE

            MASTER TRUST FUND B
STATEMENT OF INCOME AND CHANGES IN NET ASSETS

                                                                                                    1993
INCOME
Earnings on investments:
  Interest:
    Interest-bearing cash ..................................................                    $     67,827
  Dividends:
    Common stock ...........................................................                          95,358
  Net investment gain from common/collective trusts ........................                      11,666,499
  Net gain (loss) on sale of assets:
    Aggregate proceeds .....................................................    $ 79,853,975
    Aggregate carrying amount ..............................................      79,853,975               -

  Unrealized appreciation of assets ........................................                         335,761

Total income ...............................................................                      12,165,445

EXPENSES

Investment advisory and management fees ....................................                           2,326

Total expenses .............................................................                           2,326

NET INCOME .................................................................                      12,163,119

TRANSFERS
Transfers into fund ........................................................                      17,017,558
Transfers out of fund ......................................................                       8,519,486

Net transfers ..............................................................                       8,498,072

NET ASSETS AT BEGINNING OF YEAR ............................................                     102,043,667

NET ASSETS AT END OF YEAR ..................................................                    $122,704,858
/TABLE

                     ATTACHMENT:  SCHEDULE 1
                           FORM 5500:  27(a)



       FLORIDA POWER & LIGHT COMPANY
               EIN 59-0247775

       FPL GROUP EMPLOYEE THRIFT PLAN

                 PLAN #002

              PLAN YEAR:  1993





ASSETS HELD FOR INVESTMENT AS OF DECEMBER 31, 1993



 Face Value
     or                                                                          Historic       Current
No. of Shares               Description of Investment                 Rate         Cost          Value
  3,829,749     Interest-bearing Cash - EB Temporary                 .034      $  3,829,749   $  3,829,749
                  Investment Fund

 16,664,049     Loans to Participants (7 1/2% to 11 1/2% maturing                16,664,049     16,664,049
                  1994-98)


                Value of Interest in Master Trusts:
 58,333,694       FPL and Group Equity Fund Unit (1)                             88,631,471     89,028,640
165,031,513       FPL and Group GIC Unit (2)                                    236,194,310    236,196,412
          -       Interfund Transfer Payable                                     (1,606,322)    (1,606,322)
223,365,207         Value of Interest in Master Trusts                          323,219,459    323,618,730

 16,667,518     Employer-related Investments - FPL Group Common Stock           486,262,434    652,116,650

260,526,523     Total Assets Held for Investment                               $829,975,691   $996,229,178


(1)  See pages 14-27 (filed on Form SE) for listing of individual securities held by the Equity Fund in which the Employee Thrift and Retirement Savings Plan has an interest.
(2)  See page 28 (filed on Form SE) for listing of individual contracts held by the Capital Preservation Fund in which the
     Employee Thrift and Retirement Savings Plan has an interest.
/TABLE

                     ATTACHMENT:  SCHEDULE 2
                           FORM 5500:  27(d)



       FLORIDA POWER & LIGHT COMPANY
               EIN 59-0247775

       FPL GROUP EMPLOYEE THRIFT PLAN

                 PLAN #002

              PLAN YEAR:  1993




TRANSACTIONS IN EXCESS OF FIVE PERCENT OF THE
    CURRENT VALUE OF PLAN ASSETS FOR THE
        YEAR ENDED DECEMBER 31, 1993


             (Filed on Form SE)

                                 SIGNATURES


The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Employee Benefits Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



DATE:  June 28, 1994                 FPL Group Employee Thrift Plan
                                             (Name of Plan)



                                  By:        JIM K. PETERSON
                                             Jim K. Peterson
                                        Director of Compensation
                                              and Benefits

       INDEPENDENT AUDITORS' CONSENT




We consent to the incorporation by reference in Post-Effective
Amendment No. 2 to Registration Statement No. 33-31487 on Form S-8 of our report dated June 27, 1994 on the financial statements of the FPL Group Thrift Plan, formerly the Employee Thrift and Retirement Savings Plan, for the year ended December 31, 1993 appearing in this Annual Report on Form 11-K of FPL Group, Inc. for the year ended
December 31, 1993.




DELOITTE & TOUCHE

Miami, Florida
June 28, 1994